

Secretary of State
Statement of Information
(Limited Liability Company)

LLC-12

19-E70944

FILED

In the office of the Secretary of State
of the State of California

DEC 19, 2019

This Space For Office Use Only

IMPORTANT — Read instructions **before completing this form.**

Filing Fee – $20.00

Copy Fees – First page $1.00; each attachment page $0.50;
Certification Fee - $5.00 plus copy fees

1. Limited Liability Company Name (Enter the exact name of the LLC. If you registered in California using an alternate name, see instructions.)

PENNYFLY PUBLISHING LLC

2. 12-Digit Secretary of State File Number	**3. State, Foreign Country or Place of Organization** (only if formed outside of California)
201715110270	CALIFORNIA

4. Business Addresses

a. Street Address of Principal Office - Do not list a P.O. Box	City (no abbreviations)	State	Zip Code
2455 Vista Wood Circle, 21	Thousand Oaks	CA	91362
b. Mailing Address of LLC, **if different than item 4a**	City (no abbreviations)	State	Zip Code
2455 Vista Wood Circle, 21	Thousand Oaks	CA	91362
c. Street Address of **California** Office, if Item 4a is not in California - Do not list a P.O. Box	City (no abbreviations)	State	Zip Code
2455 Vista Wood Circle, 21	Thousand Oaks	CA	91362

5. Manager(s) or Member(s)

If no **managers** have been appointed or elected, provide the name and address of each **member**. At least one name **and** address must be listed. If the manager/member is an individual, complete Items 5a and 5c (leave Item 5b blank). If the manager/member is an entity, complete Items 5b and 5c (leave Item 5a blank). Note: The LLC cannot serve as its own manager or member. If the LLC has additional managers/members, enter the name(s) and addresses on Form LLC-12A (see instructions).

a. First Name, if an individual - Do not complete Item 5b	Middle Name	Last Name	Suffix
Tyler		Prescott	

b. Entity Name - Do not complete Item 5a

c. Address	City (no abbreviations)	State	Zip Code
2455 Vista Wood Circle, 21	Thousand Oaks	CA	91362

6. Service of Process (Must provide either Individual **OR** Corporation.)

INDIVIDUAL – Complete Items 6a and 6b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is **not** a corporation)	Middle Name	Last Name	Suffix

b. Street Address (if agent is **not** a corporation) - **Do not enter a P.O. Box**	City (no abbreviations)	State	Zip Code
		CA	

CORPORATION – Complete Item 6c only. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 6a or 6b
INCORP SERVICES, INC. (C2294569)

7. Type of Business

a. Describe the type of business or services of the Limited Liability Company
Entertainment

8. Chief Executive Officer, if elected or appointed

a. First Name	Middle Name	Last Name	Suffix
Tyler		Prescott	

b. Address	City (no abbreviations)	State	Zip Code
2455 Vista Wood Circle, 21	Thousand Oaks	CA	91362

9. The Information contained herein, including any attachments, is true and correct.

12/19/2019	Tyler William Prescott	CEO	
Date	Type or Print Name of Person Completing the Form	Title	Signature

Return Address (Optional) (For communication from the Secretary of State related to this document, or if purchasing a copy of the filed document enter the name of a person or company and the mailing address. This information will become public when filed. SEE INSTRUCTIONS BEFORE COMPLETING.)

Name: ⌈ ⌉

Company:

Address:

City/State/Zip: ⌊ ⌋

LLC-12 (REV 01/2017)

Page 1 of 1

2017 California Secretary of State
www.sos.ca.gov/business/be

201715110270

Secretary of State
Articles of Organization
Limited Liability Company (LLC)

LLC-1

IMPORTANT — Read Instructions before completing this form.

Filing Fee – $70.00

Copy Fees – First page $1.00; each attachment page $0.50; Certification Fee - $5.00

Note: LLCs may have to pay minimum $800 tax to the California Franchise Tax Board each year. For more information, go to *https://www.ftb.ca.gov*.

FILED
Secretary of State
State of California
MAY 22 2017

This Space For Office Use Only

1. Limited Liability Company Name (See Instructions – Must contain an LLC ending such as LLC or L.L.C. "LLC" will be added, if not included.)

PennyFly Publishing LLC

2. Business Addresses

a. Initial Street Address of Designated Office in California - Do not enter a P.O. Box	City (no abbreviations)	State	Zip Code
1024 West 227th St.	Torrance	CA	90502
b. Initial Mailing Address of LLC, **if different than Item 2a**	City (no abbreviations)	State	Zip Code

3. Service of Process (Must provide either Individual **OR** Corporation.)

INDIVIDUAL – Complete Items 3a and 3b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is **not** a corporation)	Middle Name	Last Name	Suffix
b. Street Address (if agent is **not** a corporation) - **Do not enter a P.O. Box**	City (no abbreviations)	State	Zip Code
		CA	

CORPORATION – Complete Item 3c. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b

InCorp Services, Inc.

4. Management (Select **only** one box)

The LLC will be managed by:

☐ One Manager ☐ More than One Manager ☑ All LLC Member(s)

5. Purpose Statement (Do not alter Purpose Statement)

The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

6. The Information contained herein, including in any attachments, is true and correct.

[signature] Danielle Littlejohn

Organizer sign here | Print your name here

LLC-1 (REV 04/2017)



CALIFORNIA
SECRETARY OF STATE



**Business
Programs Division**

Business Entities, 1500 11th St., 3rd Floor,
Sacramento, CA 95814

Thank You for Doing Business in California

Congratulations on the registration of your limited liability company with the California Secretary of State (SOS). Please see below for important information.

What's next? Required Filings

SOS Statement of Information – Limited liability companies must fill out and file a complete Statement of Information (Form LLC-12) within the first 90 days of registering with the SOS, and every 2 years thereafter before the end of the calendar month of the original registration date.

How can you file your Statement of Information?

- Currently, Statements of Information can be submitted on paper to the SOS through the mail, or submitted in person (drop off) to the Sacramento office. Additional information regarding Statements of Information, including forms, instructions and fees is available at *www.sos.ca.gov/business/be/statements*.

- Current processing times for Statements of Information may be found at *www.sos.ca.gov/business//be/processing-times*.

- Coming in the summer of 2017, limited liability companies may file their Statement of Information using our secure E-File Statement of Information filing service.

Franchise Tax Board (FTB) Tax Filing – Once your limited liability company is registered with the SOS, you are required to file a tax return with FTB for each taxable year even if you are not conducting business or have no income. Contact FTB at www.ftb.ca.gov or (800) 852-5711 for forms and requirements concerning franchise taxes or income taxes.

Be aware, if you fail to file a return by the original or extended due date, or fail to pay taxes when due, a penalty may be imposed by FTB. Please visit *www.ftb.ca.gov/businesses/Penalty-Information.shtml* for tax penalty related information.

Other Business Information and Resources

All business entities are subject to state and federal tax laws. You may wish to contact the following agencies to assist you with these issues:

- Internal Revenue Service – *www.irs.gov* or call (800) 829-1040 for forms and issues concerning Federal tax, employer identification numbers, subchapter S elections.

- State Board of Equalization – *www.boe.ca.gov* or call (800) 400-7115 for forms and issues concerning sales taxes or use taxes.

- Employment Development Department – *www.edd.ca.gov* or call (800) 300-5616 for forms and issues concerning employment and payroll taxes.

- CalGold – *www.calgold.ca.gov* for appropriate permit, licensing, and contact information for the various agencies that administer and issue these permits.

- SOS Business Resources – *www.sos.ca.gov/business/be/resources* for a list of agencies you may need to contact to ensure proper compliance with California state law.

- CA Governor's Office of Business and Economic Development (Go-Biz) – *www.business.ca.gov* for a range of business services including, site selection and permit assistance.